Exhibit 99.2

Cenovus Energy Inc.
Management’s Discussion and Analysis (unaudited)
For the Period Ended March 31, 2026
(Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the period ended March 31, 2026

This Management’s Discussion and Analysis (“MD&A”) for Cenovus Energy Inc. (which includes references to “we”, “our”, “us”, “its”, the “Company”, or “Cenovus”, and means Cenovus Energy Inc., the subsidiaries of, joint arrangements, and partnership interests held directly or indirectly by, Cenovus Energy Inc.) dated May 5, 2026, should be read in conjunction with our March 31, 2026 unaudited interim Consolidated Financial Statements and accompanying notes (“interim Consolidated Financial Statements”), the December 31, 2025 audited Consolidated Financial Statements and accompanying notes (“Consolidated Financial Statements”) and the December 31, 2025 MD&A (“annual MD&A”). All of the information and statements contained in this MD&A are made as at May 5, 2026, unless otherwise indicated. This MD&A contains forward-looking information about our current expectations, estimates, projections and assumptions. See the Advisory for information on the risk factors that could cause actual results to differ materially and the assumptions underlying our forward-looking information. Cenovus management (“Management”) prepared the MD&A. The Audit Committee of the Cenovus Board of Directors (“the Board”) reviewed and recommended the MD&A for approval by the Board, which occurred on May 5, 2026. Additional information about Cenovus, including our quarterly and annual reports, Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this MD&A, do not constitute part of this MD&A.
Basis of Presentation
This MD&A and the interim Consolidated Financial Statements were prepared in Canadian dollars (which includes references to “dollar” or “$”), except where another currency is indicated, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”). Production volumes are presented on a before royalties basis. Refer to the Abbreviations and Definitions section for commonly used oil and gas terms.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	2

OVERVIEW OF CENOVUS
We are a Canadian-based integrated energy company headquartered in Calgary, Alberta. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the United States (“U.S.”).
Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S.
Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas and refined petroleum products in North America and internationally. Our physically and economically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil price differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.

QUARTERLY RESULTS OVERVIEW
In the first quarter of 2026, we continue to deliver strong and reliable operations across all areas of our business through the disciplined execution of our business plan. Our financial results reflect solid operational performance and an overall improvement in the commodity price environment compared with the fourth quarter of 2025.
•Ongoing commitment to safety. Safety is our top value. Strengthening our safety record and maintaining reliable operations throughout our portfolio continues to be our focus.
•Strong upstream production. Total upstream production increased to 972.1 thousand BOE per day, primarily due to a full quarter of additional production from the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement that closed on November 13, 2025 (the “MEG Acquisition”).
•Integration of MEG. Following the MEG Acquisition, we accelerated our redevelopment program at Christina Lake North, with the first redevelopment wells achieving first oil in April. In parallel, we executed a delineation program to further progress the expansion project and continued advancing optimization activities at the Christina Lake North facility. By the end of the first quarter of 2026, corporate integration and initial synergy capture initiatives were substantially complete.
•Advanced key Oil Sands growth projects. Our results in the first quarter reflect the success of key growth projects completed in the second half of 2025, including the continued ramp-up of production from the Narrows Lake tie-back to Christina Lake and incremental volumes from the Foster Creek optimization project. We continued to progress the heavy oil drilling program at our Lloydminster conventional heavy oil assets. In April 2026, the first of the new well pads in the east development area was brought online for the Sunrise growth project and production commenced. The Foster Creek Amine Claus project was mechanically completed and commissioning work is underway.
•Progressed the West White Rose project. Subsequent to March 31, 2026, we completed systems integration testing and commenced drilling operations. We are now on track to deliver first oil in the third quarter of 2026.
•Strong downstream operations. Average crude oil throughput (“throughput”) across our downstream assets was 458.5 thousand barrels per day, representing crude unit utilization of 97 percent. Our Canadian assets continue to run at or above capacity, while our U.S. assets continue to demonstrate reliable operations, allowing us to capture opportunities from changing market conditions.
•Reported solid financial results. Adjusted Funds Flow increased to $3.4 billion from $2.7 billion in the fourth quarter of 2025, driven by higher commodity prices, increased Oil Sands sales volumes and strong operational performance across our assets. Cash from operating activities was $2.2 billion, a decrease from $2.4 billion in the fourth quarter of 2025, mainly due to changes in non-cash working capital.
•Reduced long-term debt. We repaid $500 million under our term loan facility, which was obtained to fund a portion of the cash consideration for the MEG Acquisition.
•Delivered significant returns to shareholders. We returned $1.0 billion to common and preferred shareholders, including $379 million through common and preferred share dividends, $356 million through the purchase of 11.5 million common shares under our normal course issuer bid (“NCIB”) and $300 million for the redemption of the Company’s series 1 and 2 preferred shares.
•Base dividend increase. On May 5, 2026, the Board declared a second quarter base dividend of $0.220 per common share, an increase of 10 percent from the first quarter dividend declared in February 2026.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	3

Summary of Quarterly Results

	2026	2025				2024
($ millions, except where indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Upstream Production Volumes (1) (2) (MBOE/d)	972.1	917.9	832.9	765.9	818.9	816.0	771.3	800.8

Downstream Total Processed Inputs (3) (4) (Mbbls/d)	484.4	498.4	757.6	714.9	700.5	700.5	674.4	652.9

Crude Oil Unit Throughput (3) (Mbbls/d)	458.5	465.5	710.7	665.8	665.4	666.7	642.9	622.7

Downstream Production Volumes (1) (3) (Mbbls/d)	509.3	527.5	770.3	729.4	722.4	722.6	685.2	659.5

Revenues (5)	12,356	10,883	13,195	12,319	13,299	12,813	13,819	14,582

Operating Margin (6)	4,442	2,777	2,954	2,066	2,811	2,274	2,408	2,936
Operating Margin – Upstream (7)	3,708	2,628	2,590	2,137	3,048	2,670	2,731	3,089
Operating Margin – Downstream (7)	734	149	364	(71)	(237)	(396)	(323)	(153)

Cash From (Used In) Operating Activities	2,181	2,408	2,131	2,374	1,315	2,029	2,474	2,807

Adjusted Funds Flow (6)	3,377	2,674	2,466	1,519	2,212	1,601	1,960	2,361
Per Share – Basic (6) ($)	1.80	1.47	1.38	0.84	1.21	0.88	1.06	1.27
Per Share – Diluted (6) ($)	1.80	1.46	1.38	0.84	1.21	0.87	1.05	1.26

Capital Investment	1,170	1,360	1,154	1,164	1,229	1,478	1,346	1,155

Free Funds Flow (6)	2,207	1,314	1,312	355	983	123	614	1,206

Excess Free Funds Flow (6)	1,723	(1,597)	745	(306)	373	(416)	146	735

Net Earnings (Loss)	1,570	934	1,286	851	859	146	820	1,000
Per Share – Basic ($)	0.84	0.51	0.72	0.47	0.47	0.08	0.44	0.53
Per Share – Diluted ($)	0.83	0.50	0.72	0.45	0.47	0.07	0.42	0.53

Total Assets	64,848	63,424	53,573	55,820	56,380	56,539	54,680	56,000

Long-Term Debt, Including Current Portion	10,633	11,032	7,156	7,241	7,524	7,534	7,199	7,275

Net Debt	8,058	8,292	5,255	4,934	5,079	4,614	4,196	4,258

Cash Returns to Common and Preferred Shareholders	1,035	1,094	1,274	819	595	706	1,070	1,034
Common Shares – Base Dividends	377	376	356	364	327	330	329	334
Base Dividends Per Common Share ($)	0.200	0.200	0.200	0.200	0.180	0.180	0.180	0.180
Common Shares – Variable Dividends	—	—	—	—	—	—	—	251
Variable Dividends Per Common Share ($)	—	—	—	—	—	—	—	0.135
Purchase of Common Shares Under NCIB	356	714	918	301	62	108	732	440
Dividends Paid on Preferred Shares	2	4	—	4	6	18	9	9
Preferred Share Redemptions	300	—	—	150	200	250	—	—
(1)Refer to the Operating and Financial Results section of this MD&A for a summary of total production by product type.
(2)Includes results of the MEG Acquisition from November 13, 2025.
(3)Represents Cenovus’s net interest in refining operations. On September 30, 2025, Cenovus divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”) (the “WRB Divestiture”). Following the WRB Divestiture, all refining operations are wholly-owned.
(4)Total processed inputs include crude oil and other feedstocks. Blending is excluded.
(5)2024 comparative periods reflect certain revisions. See the Prior Period Revisions section in our annual MD&A for the year ended December 31, 2024, for further details.
(6)Non-GAAP financial measure or contains a non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.
(7)Specified financial measure. See the Specified Financial Measures Advisory of this MD&A.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	4

OPERATING AND FINANCIAL RESULTS
Selected Operating Results — Upstream

	Three Months Ended March 31,
		Percent Change
	2026		2025
Production Volumes by Segment (1) (MBOE/d)
Oil Sands (2)	775.0	24	626.2
Conventional (3)	121.7	(2)	123.9
Offshore (3)	75.4	10	68.8
Total Production Volumes	972.1	19	818.9

Production Volumes by Product (1)
Bitumen (Mbbls/d)	743.6	23	602.5
Heavy Crude Oil (Mbbls/d)	29.0	33	21.8
Light Crude Oil (Mbbls/d)	24.3	45	16.8
NGLs (Mbbls/d)	33.2	11	29.8
Conventional Natural Gas (MMcf/d)	852.0	(4)	887.9
Total Production Volumes (MBOE/d)	972.1	19	818.9
(1)Refer to the Oil Sands, Conventional and Offshore reportable segments section of this MD&A for a summary of production by product type.
(2)Results for the three months ended March 31, 2026, include the MEG Acquisition, which closed on November 13, 2025.
(3)Reported production volumes in the Conventional and Offshore segments include Cenovus’s 30 percent equity interest in the Duvernay Energy Corporation (“Duvernay”) joint venture and 40 percent equity interest in the Husky-CNOOC Madura Limited (“HCML”) joint venture, respectively. Our equity interests in Duvernay and HCML are accounted for using the equity method in the interim Consolidated Financial Statements.
Production
Total upstream production increased in the first quarter of 2026 compared with the first quarter of 2025, primarily due to:
•Additional production at Christina Lake from the MEG Acquisition and the continued ramp-up of production following the completion of the Narrows Lake tie-back to Christina Lake in the third quarter of 2025.
•Incremental production from the completion of the Foster Creek optimization project in the fourth quarter of 2025 and successful base well optimization activities.
•Successful results from redevelopment and sustaining programs at Sunrise.
•Strong production from our Atlantic operations in the Offshore segment following the completion of the SeaRose asset life extension (“ALE”) project in the first quarter of 2025.
Selected Operating Results — Downstream

	Three Months Ended March 31,
		Percent Change
	2026		2025
Crude Oil Unit Throughput by Segment (Mbbls/d)
Canadian Refining	115.3	3	111.9
U.S. Refining	343.2	(38)	553.5
Total Crude Oil Unit Throughput	458.5	(31)	665.4

Production Volumes by Product (1) (Mbbls/d)
Gasoline	185.1	(35)	284.7
Distillates (2)	138.5	(38)	224.3
Synthetic Crude Oil	52.0	(1)	52.4
Asphalt	34.7	(18)	42.3
Ethanol	5.5	28	4.3
Other	93.5	(18)	114.4
Total Production Volumes	509.3	(29)	722.4
(1)Refer to the Canadian Refining and U.S. Refining reportable segments section of this MD&A for a summary of production by product type.
(2)Includes diesel and jet fuel.
In the first quarter of 2026, total downstream throughput and refined product production decreased compared with the same period in 2025, primarily due to the WRB Divestiture completed on September 30, 2025. The decreases were partially offset by our Canadian Refining assets running at, or above, full capacity, and reliable operations at our U.S. Refining assets.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	5

Selected Consolidated Financial Results
Revenues
During the first quarter of 2026, revenues decreased seven percent compared with the first quarter of 2025, primarily due to lower sales volumes from our U.S. Refining segment as a result of the WRB Divestiture. The decrease was partially offset by higher Oil Sands sales volumes following the MEG Acquisition and our downstream results being positively impacted by higher distillate pricing.
Operating Margin
Operating Margin is a non-GAAP financial measure and is used to provide a consistent measure of the cash-generating performance of our assets for comparability of our underlying financial performance between periods.

	Three Months Ended March 31,
($ millions)	2026	2025
Gross Sales
External Sales	13,339	14,205
Intersegment Sales	2,658	2,752
	15,997	16,957
Royalties	(983)	(906)
Revenues	15,014	16,051
Expenses
Purchased Product	5,622	8,249
Transportation and Blending	3,375	3,247
Operating Expenses	1,573	1,747
Realized (Gain) Loss on Risk Management	2	(3)
Operating Margin	4,442	2,811
Operating Margin by Segment
Three Months Ended March 31, 2026 and 2025
Operating Margin increased in the first quarter of 2026 compared with the first quarter of 2025, primarily due to:
•Higher Gross Margin in our downstream segments, due to the benefit of processing feedstock purchased at lower prices and higher distillate pricing.
•Higher Operating Margin in our Oil Sands segment, primarily due to a full quarter of operations from the MEG Acquisition.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	6

Cash From (Used in) Operating Activities and Adjusted Funds Flow
Adjusted Funds Flow is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations.

	Three Months Ended March 31,
($ millions)	2026	2025
Cash From (Used in) Operating Activities	2,181	1,315
(Add) Deduct:
Settlement of Decommissioning Liabilities	(53)	(36)
Net Change in Non-Cash Working Capital	(1,143)	(861)
Adjusted Funds Flow	3,377	2,212
Adjusted Funds Flow was higher in the first quarter of 2026 compared with the same period in 2025, primarily due to increased Operating Margin, partially offset by higher current tax expense.
Cash from operating activities increased in the first quarter of 2026 compared with the first quarter of 2025, primarily due to increased Operating Margin, partially offset by changes in non-cash working capital and higher current tax expense. The net change in non-cash working capital was a use of cash of $1.1 billion, compared with $861 million in first quarter of 2025, primarily due to an increase in accounts receivable and inventories, partially offset by higher accounts payable and lower income tax receivable.
Net Earnings (Loss)
Net earnings in the first quarter of 2026 was $1.6 billion, compared with $859 million in first quarter of 2025, due to higher Operating Margin, as discussed above, partially offset by higher income tax expense, general and administrative expense, and DD&A expense.
Net Debt

As at	March 31, 2026	December 31, 2025
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	10,633	11,032
Total Debt	10,633	11,032
Less: Cash and Cash Equivalents	(2,575)	(2,740)
Net Debt	8,058	8,292
Total Debt decreased $399 million from December 31, 2025, primarily due to the repayment of $500 million under our term loan facility, partially offset by unrealized foreign exchange losses on U.S. dollar denominated long-term debt due to the weakening of the Canadian dollar.
Net Debt decreased $234 million from December 31, 2025, due to cash from operating activities of $2.2 billion and net proceeds on repurchase agreements of $294 million, partially offset by capital investment of $1.2 billion and returns to shareholders of $1.0 billion. For further details, see the Liquidity and Capital Resources section of this MD&A.
Capital Investment (1)

	Three Months Ended March 31,
($ millions)	2026	2025
Upstream
Oil Sands	851	763
Conventional	93	122
Offshore	142	241
Total Upstream	1,086	1,126
Downstream
Canadian Refining	24	22
U.S. Refining	58	77
Total Downstream	82	99
Corporate and Eliminations	2	4
Total Capital Investment	1,170	1,229
(1)Includes expenditures on property, plant and equipment (“PP&E”), exploration and evaluation (“E&E”) assets, and capitalized interest. Excludes capital expenditures related to joint ventures accounted for using the equity method in the interim Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	7

Capital investment in the first quarter of 2026 was primarily related to:
•Sustaining activities in our Oil Sands segment including the delivery of our integrated winter program.
•Drilling, completion, tie-in and infrastructure projects in the Conventional segment.
•Sustaining activities in our refining segments.
•The support and progression of growth projects.
During the first quarter of 2026, we advanced key growth projects across our business:
•At Christina Lake, we accelerated our redevelopment program at Christina Lake North, with the first redevelopment wells achieving first oil in April. In parallel, we executed a delineation program to further progress the expansion project and continued advancing optimization activities at the Christina Lake North facility.
•At Lloydminster, the conventional heavy oil drilling program continued to progress with new production brought online during the quarter.
•As part of the Sunrise growth project, we brought the first of the new well pads online in the east development area in April 2026.
•We achieved mechanical completion for the Foster Creek Amine Claus project and commissioning work is underway.
Subsequent to March 31, 2026, we completed systems integration testing and commenced drilling operations at the West White Rose project. We are now on track to deliver first oil in the third quarter of 2026.
Drilling Activity

	Net Stratigraphic Test Wells and Observation Wells		Net Production Wells (1)
Three Months Ended March 31,	2026	2025	2026	2025
Foster Creek	78	73	5	8
Christina Lake (2)	111	65	19	5
Sunrise	18	21	—	—
Lloydminster Thermal	2	—	11	2
Lloydminster Conventional Heavy Oil	—	—	6	9
	209	159	41	24
(1)Steam-assisted gravity drainage (“SAGD”) well pairs in the Oil Sands segment are counted as a single producing well.
(2)Results for the three months ended March 31, 2026, include the MEG Acquisition, which closed on November 13, 2025.

Stratigraphic test wells were drilled to help identify future well pad locations and to further evaluate our assets. Observation wells were drilled to gather information and monitor reservoir conditions.

	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025
(net wells)	Drilled	Completed	Tied-in	Drilled	Completed	Tied-in
Conventional (1)	15	7	7	13	14	13
(1)Includes values attributable to Cenovus’s 30 percent equity interest in the Duvernay joint venture.
In the Offshore segment, no wells were drilled or completed in the first quarter of 2026 or 2025.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	8

COMMODITY PRICES UNDERLYING OUR FINANCIAL RESULTS
The following table shows selected market benchmark prices and average exchange rates to assist in understanding our financial results. For a full discussion of our commodity prices and related key performance drivers, refer to our 2025 annual MD&A.
Selected Benchmark Prices and Exchange Rates (1)

(Average US$/bbl, unless otherwise indicated)	Q1 2026	Percent Change	Q1 2025	Q4 2025
Dated Brent	80.61	7	75.66	63.69
WTI	71.93	1	71.42	59.14
Differential Dated Brent – WTI	8.68	105	4.24	4.55
WCS at Hardisty	57.76	(2)	58.75	47.94
Differential WTI – WCS at Hardisty	14.17	12	12.67	11.20
WCS at Hardisty (C$/bbl)	79.21	(6)	84.31	66.89
WCS at Nederland	65.21	(4)	67.74	55.63
Differential WTI – WCS at Nederland	6.72	83	3.68	3.51
Condensate (C5 at Edmonton)	71.40	2	69.88	57.01
Differential Condensate – WTI Premium/(Discount)	(0.53)	(66)	(1.54)	(2.13)
Differential Condensate – WCS at Hardisty Premium/(Discount)	13.64	23	11.13	9.07
Condensate (C$/bbl)	97.91	(2)	100.29	79.54
Synthetic at Edmonton	71.54	4	69.07	57.84
Differential Synthetic – WTI Premium/(Discount)	(0.39)	(83)	(2.35)	(1.30)
Synthetic at Edmonton (C$/bbl)	98.10	(1)	99.12	80.69
Refined Product Prices
Chicago Regular Unleaded Gasoline (“RUL”)	81.24	(2)	83.08	70.66
Chicago Ultra-low Sulphur Diesel (“ULSD”)	105.95	19	89.12	90.70
Refining Benchmarks
Chicago 3-2-1 Crack Spread (2)	17.55	28	13.68	18.20
Group 3 3-2-1 Crack Spread (2)	17.16	4	16.48	19.25
Renewable Identification Numbers (“RINs”)	8.71	83	4.76	6.04
Upgrading Differential (3) (C$/bbl)	18.55	26	14.69	13.53
Natural Gas Prices
AECO (4) (C$/Mcf)	2.01	(7)	2.17	2.23
NYMEX (5) (US$/Mcf)	5.04	38	3.65	3.55
Differential AECO – NYMEX (US$/Mcf)	(3.58)	67	(2.14)	(1.94)
Foreign Exchange Rates
US$ per C$1 – Average	0.729	5	0.697	0.717
US$ per C$1 – End of Period	0.717	3	0.696	0.730
Chinese Yuan (“RMB”) per C$1 – Average	5.048	—	5.069	5.084
(1)These benchmark prices are not our Realized Sales Prices and represent approximate values. For our Realized Sales Prices refer to the Netback tables in the upstream reportable segments section of this MD&A.
(2)The average 3-2-1 crack spread is an indicator of the adjusted refining margin and is valued on a last-in, first-out accounting basis.
(3)The upgrading differential is the difference between synthetic crude oil at Edmonton and Lloydminster Blend crude oil at Hardisty. The upgrading differential does not precisely mirror the configuration and the product output of our Canadian Refining assets; however, it is used as a general market indicator.
(4)Alberta Energy Company (“AECO”) 5A natural gas daily index.
(5)New York Mercantile Exchange (“NYMEX”) natural gas monthly index.
Crude Oil and Condensate Benchmarks
In the first quarter of 2026, global crude oil benchmark prices, Brent and WTI, increased compared with the first quarter of 2025. Prices entered 2026 at lower levels than the previous year, as global supply exceeded demand, leading to a continued building of inventory globally. However, prices spiked following the commencement of the U.S.-Iran conflict as markets rapidly priced in a higher risk of supply disruption. The effective closure of the Strait of Hormuz, a narrow maritime choke point crucial to large volumes of global crude and refined products trade, stranded volumes resulting in a near-term shortfall in global supply. Markets continue to experience very high volatility as this conflict evolves.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	9

The WTI-WCS differential at both Hardisty and Nederland widened in the first quarter of 2026, compared with the same period in 2025. Heavy crude weakened relative to WTI due to high global supply of heavy grades as OPEC+ continued to unwind production cuts, with further downward pressure due to incremental Venezuelan heavy barrels re-entering the export market following the capture of former Venezuela President Nicolas Maduro.
In Canada, we upgrade heavy crude oil and bitumen into a sweet synthetic crude oil, the Husky Synthetic Blend (“HSB”), at the Upgrader. The price realized for HSB is primarily driven by the price of WTI, and by the supply and demand of sweet synthetic crude oil from Western Canada, which influences the WTI-Synthetic differential.
In the first quarter of 2026, synthetic crude oil at Edmonton strengthened relative to WTI compared with the same period in 2025. The strength in pricing relative to the first quarter of 2025 was driven in part by strong diesel pricing, as synthetic crude yields a higher proportion of diesel than other crude grades.
In the first quarter of 2026, the average Edmonton condensate benchmark traded at a smaller discount to WTI compared with the first quarter of 2025, due to tight Canadian supply and strong demand for heavy crude blending.
Crude Oil Benchmark Prices (1)
(1)Forward pricing as at March 31, 2026.
Refining Benchmarks
RUL and ULSD benchmark prices are representative of inland refined product prices and are used to derive the Chicago 3-2-1 market crack spread. The 3-2-1 market crack spread is an indicator of the adjusted refining margin generated by converting three barrels of crude oil into two barrels of regular unleaded gasoline and one barrel of ultra-low sulphur diesel, using current-month WTI-based crude oil feedstock prices and valued on a last-in, first-out basis.
In the first quarter of 2026, refined product crack spreads in Chicago and Group 3 increased compared with the first quarter of 2025. The increase is largely a result of sharp price spikes for diesel following the U.S.-Iran conflict, which has limited global supply of refined products, as well as crude. The average cost of RINs was higher in the first quarter of 2026, compared with the same period in 2025, due to weaker U.S. production and imports of renewable diesel and biodiesel causing a decline in RINs generation.
North American refining crack spreads are expressed on a WTI basis, while refined products are generally set by global prices. The strength of refining market crack spreads in the U.S. Midwest and Midcontinent generally reflects the differential between Brent and WTI benchmark prices.
Our adjusted refining margin is affected by various other factors such as the quality and purchase location of crude oil feedstock, refinery configuration and product output. The benchmark market crack spreads do not precisely mirror the configuration and product output of our refineries, or the location we sell product; however, they are used as a general market indicator. Refer to the Specified Financial Measures Advisory of this MD&A for further details.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	10

Refined Product Benchmarks (1)
(1)Forward pricing as at March 31, 2026.
Natural Gas Benchmarks
In the first quarter of 2026, AECO prices decreased while NYMEX prices increased, compared with the same period in 2025. The increase in NYMEX prices was supported by strong liquified natural gas (“LNG”) demand and winter-driven heating demand, while the decrease in AECO prices was impacted by limited Western Canadian takeaway capacity, causing the AECO discount to NYMEX to widen. In the first quarter of 2026, both Western Canadian and U.S. natural gas production increased compared with the first quarter of 2025. The price received for our Asia Pacific natural gas production is largely based on long-term contracts.
Foreign Exchange and Interest Rate Benchmarks
Our revenues are subject to foreign exchange exposure as the sales prices of our crude oil, NGLs, natural gas and refined products are determined by reference to U.S. dollar benchmark prices. In the first quarter of 2026, on average, the Canadian dollar strengthened relative to the U.S. dollar compared with the first quarter of 2025, negatively impacting our reported revenues and positively impacting our U.S. Refining operating expenses.
A portion of our long-term sales contracts in the Asia Pacific region are priced in RMB. An increase in the value of the Canadian dollar relative to the RMB will decrease the revenues received in Canadian dollars from the sale of natural gas commodities in the region. In the first quarter of 2026, on average, the Canadian dollar remained relatively consistent to the RMB, compared with the first quarter of 2025.
Our interest income, floating rate borrowing costs, reported decommissioning liabilities and fair value measurements are impacted by fluctuations in interest rates. A change in interest rates could change our net finance costs, affect how certain liabilities are measured, and impact our cash flow and financial results.
As at March 31, 2026, the Bank of Canada’s policy interest rate was 2.25 percent. On April 29, 2026, the Bank of Canada held the policy interest rate at 2.25 percent.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	11

OUTLOOK
Commodity Price Outlook
Global crude oil prices entered 2026 lower than the first quarter of 2025, as supply growth outpaced demand following the unwinding of OPEC+ voluntary cuts, with risks that oversupply was likely to continue throughout the year and weigh on prices. The U.S.-Iran conflict resulted in an immediate spike in global prices and altered the short-to-medium-term outlook for all aspects of the energy industry. The effective closure of the Strait of Hormuz introduced high volatility across crude, refined products and natural gas prices, stranding energy supply and introducing a wide range of potential outcomes. Price direction remains highly uncertain and dependent on any deescalation or intensification of the conflict, damage to infrastructure, inventory constraints, production shut-ins, refinery curtailment in the Middle East and other areas dependent on supply from that region and the impact to the economy amongst other unpredictable variables. OPEC+ policy continues to remain crucial to global oil supply and demand balances and prices amid this conflict. Policy and sanction uncertainty related to Venezuelan crude exports continues to influence global heavy crude oil supply and trade flows. The global trade war and ongoing geopolitical tensions may reduce global GDP growth and oil demand, while increasing recessionary risks and potentially having additional knock-on effects to the economy.
In addition to the above, our commodity pricing outlook for the next 12 months is influenced by the following:
•OPEC+ policy and the pace at which OPEC+ unwinds production cuts.
•In the near-term, there is a higher risk of a tariff-induced global economic slowdown that could slow oil demand.
•We expect the WTI-WCS at Hardisty differential will remain largely tied to global supply factors and heavy crude oil processing capacity, as long as supply does not exceed Canadian crude oil export capacity.
•Refined product prices and market crack spreads are likely to continue to fluctuate, adjusting for seasonal trends and refinery utilization in North America and globally.
•Condensate prices will fluctuate seasonally with oil sands blending demand, import pipeline utilization, and global supply and demand factors.
•AECO and NYMEX natural gas prices are expected to remain volatile, impacted by LNG export capacity and weather-driven demand factors.
•We expect the Canadian dollar to continue to be impacted by the pace at which the U.S. Federal Reserve Board and the Bank of Canada raise or lower benchmark lending rates relative to each other, the U.S. Administration’s policies toward Canada-U.S. trade, crude oil prices and emerging macro-economic factors.
While we expect to see volatility in crude oil prices, we have the ability to partially mitigate the impact of crude oil and refined product differentials through the following:
•Transportation commitments and arrangements – using our existing firm service commitments for takeaway capacity and supporting transportation projects that move crude oil from our production areas to consuming markets, including tidewater markets.
•Integration – heavy oil refining capacity allows us to capture value from both the WTI-WCS differential for Canadian crude oil and spreads on refined products.
•Monitoring market fundamentals and optimizing run rates at our refineries accordingly.
•Traditional crude oil storage tanks in various geographic locations.
2026 Corporate Guidance
Our 2026 corporate guidance dated December 10, 2025, remains unchanged and is available on our website at cenovus.com.
The following table is a sub-set of our full guidance for 2026:

	Capital Investment ($ millions)	Production (MBOE/d)	Crude Oil Unit Throughput (Mbbls/d)
Upstream
Oil Sands	3,500 - 3,600	755 - 780
Conventional	450 - 500	120 - 125
Offshore	450 - 500	70 - 80
Upstream Total	4,400 - 4,600	945 - 985
Downstream
Canadian Refining			105 - 110
U.S. Refining			325 - 340
Downstream Total	600 - 700		430 - 450
Corporate and Eliminations	Up to 25

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	12

REPORTABLE SEGMENTS
For a description of our reportable segments, refer to Note 1 of the interim Consolidated Financial Statements.
UPSTREAM
Oil Sands
Financial Results

	Three Months Ended March 31,
($ millions)	2026	2025
Gross Sales
External Sales	6,892	5,904
Intersegment Sales	1,892	1,953
	8,784	7,857
Royalties	(940)	(861)
Revenues	7,844	6,996
Expenses
Purchased Product	617	632
Transportation and Blending	3,283	3,151
Operating	826	677
Realized (Gain) Loss on Risk Management	23	(8)
Operating Margin	3,095	2,544
Unrealized (Gain) Loss on Risk Management	(90)	(7)
Depreciation, Depletion and Amortization	1,027	834
Exploration Expense	1	4
(Income) Loss from Equity-Accounted Affiliates	—	—
Segment Income (Loss)	2,157	1,713
Operating Results

	Three Months Ended March 31,
	2026	2025
Total Sales Volumes (1) (MBOE/d)	766.2	636.8

Crude Oil Production by Asset (Mbbls/d)
Foster Creek	223.0	202.7
Christina Lake (2)	358.9	237.8
Sunrise	59.4	52.1
Lloydminster Thermal	102.3	109.9
Lloydminster Conventional Heavy Oil	29.0	21.8
Total Crude Oil Production (3) (Mbbls/d)	772.6	624.3
Natural Gas (1) (MMcf/d)	14.4	11.4
Total Production (MBOE/d)	775.0	626.2

Effective Royalty Rate (4) (percent)	19.2	21.1

Netback (5) ($/bbl)
Realized Sales Price	79.80	80.99
Royalties	13.57	15.03
Transportation and Blending	8.86	9.85
Operating	11.92	11.77
Total Netback ($/bbl)	45.45	44.34
(1)Bitumen, heavy crude oil and natural gas. Natural gas is a conventional natural gas product type.
(2)Results for the three months ended March 31, 2026, include the MEG Acquisition, which closed on November 13, 2025.
(3)Crude oil production is primarily bitumen, except for Lloydminster conventional heavy oil, which is heavy crude oil.
(4)Effective royalty rates are equal to royalty expense divided by product revenue, net of transportation expenses, excluding realized (gain) loss on risk management.
(5)Contains a non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	13

Revenues
Gross sales increased in the first quarter of 2026 compared with the same period in 2025, due to higher sales volumes, partially offset by a slightly lower Realized Sales Price.
Price
Our bitumen and heavy oil production is blended with condensate in order to transport it to market through pipelines. In our Netback calculations, Realized Sales Price excludes the impact of purchased condensate but is influenced by condensate pricing. As the cost of condensate increases relative to the price of blended crude oil or our blend ratio increases, our realized bitumen and heavy oil sales price decreases.
Our Realized Sales Price in the first quarter of 2026 decreased slightly compared with the same period in 2025, reflecting a wider WTI-WCS differential, partially offset by slightly higher WTI benchmark prices.
Sales by Location
In the first quarter of 2026, approximately 31 percent of our sales volumes were sold to third-parties at destinations outside of Alberta, which includes the West Coast of Canada, PADD II and USGC. Approximately 23 percent of our sales volumes were sold to our downstream operations in the quarter.
Production Volumes
Oil Sands crude oil production increased in the first quarter of 2026, compared with the same period in 2025, primarily due to:
•Additional production at Christina Lake from the MEG Acquisition and the continued ramp-up of production following the completion of the Narrows Lake tie-back to Christina Lake in the third quarter of 2025.
•Incremental production from the completion of the Foster Creek optimization project in the fourth quarter of 2025 and successful base well optimization activities.
•Successful redevelopment at our Lloydminster assets resulting in higher reservoir performance.
•Successful results from the redevelopment and sustaining programs at Sunrise.
The increases were partially offset by the ramp-up of production at our Rush Lake facilities following an incident in the second quarter of 2025. In the fourth quarter of 2025, we successfully restarted production and ramp-up activities are progressing.
Royalties
Royalty calculations for our Oil Sands segment are based on government prescribed royalty regimes in Alberta and Saskatchewan. Refer to our 2025 annual MD&A for further details.
In the first quarter of 2026, Oil Sands royalties increased compared with the same period in 2025, primarily due to higher sales volumes as a result of the MEG Acquisition, partially offset by lower Alberta sliding scale oil sands royalty rates. The Oil Sands effective royalty rate in the first quarter of 2026 decreased compared with the same period in 2025, mainly due to lower Alberta sliding scale oil sands royalty rates.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	14

Expenses
Transportation and Blending
In the first quarter of 2026, blending expenses increased compared with the same period in 2025, primarily due to higher sales volumes, partially offset by the use of lower priced condensate purchased in prior periods.
In the first quarter of 2026, transportation expenses increased compared with the same period in 2025, primarily due to higher sales volumes, partially offset by a decrease in per-unit transportation expenses.
Per-Unit Transportation Expenses (1)

	Three Months Ended March 31,
($/bbl)	2026	2025
Foster Creek	12.28	15.85
Christina Lake	8.08	6.12
Sunrise	13.55	18.07
Lloydminster (2)	2.87	3.42
Total Oil Sands	8.86	9.85
(1)Specified financial measure. See the Specified Financial Measures Advisory of this MD&A.
(2)Includes Lloydminster thermal and Lloydminster conventional heavy oil assets.
Per-unit transportation expenses decreased in the first quarter of 2026 compared with first quarter of 2025, due to:
•Lower per-unit transportation expenses at Foster Creek, primarily due to lower sales volumes on TMX and lower rail costs. In the first quarter of 2026, 24 percent and 35 percent of our sales volumes were sold at West Coast and U.S. destinations, respectively (2025 – 32 percent and 35 percent, respectively).
•Lower per-unit transportation expenses at Sunrise, primarily due to lower sales volumes on TMX, partially offset by higher sales volumes to U.S. destinations. In the first quarter of 2026, 28 percent and 37 percent of our sales volumes were sold at West Coast and U.S. destinations, respectively (2025 – 73 percent and 27 percent, respectively).
•Lower per-unit transportation expenses at Lloydminster, primarily due to lower sales volumes sold at U.S. destinations. During the first quarter of 2026, no sales volumes were sold at U.S. destinations (2025 – two percent).
Lower Oil Sands per-unit transportation expenses, as discussed above, were partially offset by higher per-unit transportation expenses at Christina Lake, primarily due to higher sales volumes on TMX following the MEG Acquisition. During the first quarter of 2026, we shipped eight percent and 16 percent of our total sales volumes at West Coast and U.S. destinations, respectively (2025 – nil and 15 percent, respectively).
Operating
Primary drivers of our operating expenses in the three months ended March 31, 2026, were energy, workforce, and repairs and maintenance. Total operating expenses in the first quarter of 2026 increased compared with the first quarter of 2025, primarily due to higher overall operating costs at our Christina Lake assets related to the additional production from the MEG Acquisition.
Per-Unit Operating Expenses (1)

	Three Months Ended March 31,
($/bbl)	2026	Percent Change	2025
Foster Creek
Fuel	2.53	5	2.41
Non-Fuel	7.75	5	7.41
Total	10.28	5	9.82
Christina Lake
Fuel	3.03	21	2.50
Non-Fuel	6.20	(1)	6.26
Total	9.23	5	8.76
(1)Specified financial measure. See the Specified Financial Measures Advisory of this MD&A.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	15

Per-Unit Operating Expenses (1) — Continued

	Three Months Ended March 31,
($/bbl)	2026	Percent Change	2025
Sunrise
Fuel	4.18	(3)	4.33
Non-Fuel	13.57	3	13.22
Total	17.75	1	17.55
Lloydminster (2)
Fuel	3.19	(13)	3.68
Non-Fuel	16.09	9	14.78
Total	19.28	4	18.46

Total Oil Sands
Fuel	3.00	5	2.85
Non-Fuel	8.92	—	8.92
Total	11.92	1	11.77
(1)Specified financial measure. See the Specified Financial Measures Advisory of this MD&A.
(2)Includes Lloydminster thermal and Lloydminster conventional heavy oil assets.
Total Oil Sands per-unit fuel expenses increased in the first quarter of 2026, compared with the same period in 2025, primarily due to higher natural gas consumption from the MEG Acquisition, partially offset by lower average AECO benchmark pricing and lower natural gas consumption at our Lloydminster thermal assets.
Total Oil Sands per-unit non-fuel expenses were consistent between the first quarter of 2026 and 2025 as the increases in per-unit non-fuel operating expenses at our Foster Creek, Sunrise and Lloydminster assets were offset by the decrease in per-unit non-fuel operating expenses at Christina Lake.
•Increased per-unit non-fuel costs at our Lloydminster assets were driven by higher workover and GHG compliance costs.
•Increased per-unit non-fuel costs at Foster Creek primarily due to higher GHG compliance costs, partially offset by slightly higher sales volumes.
•Slight increase in per-unit non-fuel costs at Sunrise primarily due to higher repairs and maintenance, waste management and workforce costs, partially offset by higher sales volumes.
•Slight decrease in per-unit non-fuel costs at Christina Lake primarily due to higher sales volumes, partially offset by higher workforce, repairs and maintenance, and chemicals costs.
Depreciation, Depletion and Amortization
In the first quarter of 2026, Oil Sands DD&A expense increased $193 million compared with first quarter of 2025, primarily as a result of the MEG Acquisition.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	16

Conventional
Financial Results

	Three Months Ended March 31,
($ millions)	2026	2025
Gross Sales
External Sales	568	443
Intersegment Sales	469	501
	1,037	944
Royalties	(18)	(20)
Revenues	1,019	924
Expenses
Purchased Product	623	535
Transportation and Blending	85	90
Operating	110	127
Realized (Gain) Loss on Risk Management	(10)	(1)
Operating Margin	211	173
Unrealized (Gain) Loss on Risk Management	4	—
Depreciation, Depletion and Amortization	134	120
Exploration Expense	—	—
(Income) Loss From Equity-Accounted Affiliates	(1)	—
Segment Income (Loss)	74	53
Operating Results (1)

	Three Months Ended March 31,
	2026	2025
Total Sales Volumes (MBOE/d)	120.5	123.9

Realized Sales Price (2) ($/BOE)
Light Crude Oil ($/bbl)	91.25	89.17
NGLs ($/bbl)	53.98	64.91
Conventional Natural Gas ($/Mcf)	4.31	4.11

Production by Product
Light Crude Oil (Mbbls/d)	6.0	5.2
NGLs (Mbbls/d)	22.9	20.5
Conventional Natural Gas (MMcf/d)	556.4	589.3
Total Production (MBOE/d)	121.7	123.9

Conventional Natural Gas Production (percentage of total)	76	79
Crude Oil and NGLs Production (percentage of total)	24	21

Effective Royalty Rate (3) (percent)	8.8	9.0

Netback (2) ($/BOE)
Realized Sales Price	34.49	34.01
Royalties	1.77	1.83
Transportation and Blending	4.22	5.49
Operating	9.60	10.92
Total Netback ($/BOE)	18.90	15.77
(1)Reported production volumes, sales volumes, associated per-unit values and effective royalty rates include Cenovus’s 30 percent equity interest in the Duvernay joint venture.
(2)Contains a non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.
(3)Effective royalty rates are equal to royalty expense divided by product revenue, net of transportation expenses, excluding realized (gain) loss on risk management.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	17

Revenues
Gross sales increased in the first quarter of 2026, compared with the first quarter of 2025, due to higher commodity trading volumes sourced from third parties and a higher Realized Sales Price, partially offset by lower sales volumes.
Price
Our Realized Sales Price increased slightly in the first quarter of 2026 compared with the same period in 2025, primarily reflecting increased sales volumes to U.S. destinations and a higher average NYMEX natural gas benchmark price, partially offset by lower AECO pricing. In the first quarter of 2026, 30 percent of our natural gas sales volumes were sold at U.S. destinations (2025 – 27 percent) where NYMEX natural gas benchmark prices increased to US$5.04 per Mcf (2025 – US$3.65 per Mcf). The increase was partially offset by AECO natural gas benchmark prices decreasing to $2.01 per Mcf (2025 – $2.17 per Mcf).
Production Volumes
Production volumes decreased slightly in the first quarter of 2026, compared with the same period in 2025. In the first quarter of 2026, we focused on liquids-rich production resulting in higher oil and NGL volumes, offset by lower natural gas volumes.
Royalties
The Conventional assets are subject to royalty regimes in Alberta and British Columbia. Royalties decreased in the first quarter of 2026 compared with the same period in 2025, primarily due to lower benchmark prices used to calculate our royalties. The effective royalty rate in the first quarter of 2026 was relatively consistent with the same period in 2025.
Expenses
Transportation
In the first quarter of 2026, transportation expenses and per-unit transportation expenses decreased compared with the first quarter of 2025, due to lower NGL delivery costs and natural gas tolls.
Operating
Primary drivers of operating expenses in the first quarter of 2026 were repairs and maintenance, workforce and property tax costs. Total operating expenses and per-unit operating expenses decreased compared with the first quarter of 2025, primarily due to lower repairs and maintenance costs.
Offshore
Financial Results

	Three Months Ended March 31,
	2026			2025
($ millions)	Atlantic	Asia Pacific	Offshore	Atlantic	Asia Pacific	Offshore
Gross Sales
External Sales	252	297	549	146	305	451
Intersegment Sales	—	—	—	—	—	—
	252	297	549	146	305	451
Royalties	(2)	(23)	(25)	(2)	(23)	(25)
Revenues	250	274	524	144	282	426
Expenses
Purchased Product	4	—	4	—	—	—
Transportation and Blending	7	—	7	6	—	6
Operating	82	29	111	64	25	89
Operating Margin (1)	157	245	402	74	257	331
Depreciation, Depletion and Amortization			129			130
Exploration Expense			11			1
(Income) Loss from Equity-Accounted Affiliates			(15)			(8)
Segment Income (Loss)			277			208
(1)Atlantic and Asia Pacific Operating Margin are non-GAAP financial measures. See the Specified Financial Measures Advisory of this MD&A.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	18

Operating Results

	Three Months Ended March 31,
	2026	2025
Sales Volumes
Atlantic (Mbbls/d)	23.1	15.8
Asia Pacific (MBOE/d)
China	41.5	42.0
Indonesia (1)	15.6	15.2
Total Asia Pacific	57.1	57.2
Total Sales Volumes (MBOE/d)	80.2	73.0

Production by Product
Atlantic – Light Crude Oil (Mbbls/d)	18.3	11.6
Asia Pacific (1)
NGLs (Mbbls/d)	10.3	9.3
Conventional Natural Gas (MMcf/d)	281.2	287.2
Total Asia Pacific (MBOE/d)	57.1	57.2
Total Production (MBOE/d)	75.4	68.8

Effective Royalty Rate (2) (percent)
Atlantic	0.9	1.0
Asia Pacific (1)	11.3	12.6
(1)Reported sales volumes, production volumes and royalty rates reflect Cenovus’s 40 percent equity interest in the HCML joint venture.
(2)Effective royalty rates are equal to royalty expense divided by product revenue, net of transportation expenses, excluding realized (gain) loss on risk management.
Netbacks (1)

	Three Months Ended March 31, 2026
($/BOE, except where indicated)	Atlantic ($/bbl)	China	Indonesia	Total Offshore (2)

Realized Sales Price	117.24	79.38	58.75	86.27
Royalties	1.03	6.02	14.51	6.24
Transportation and Blending	3.56	—	—	1.02
Operating Expenses	39.36	7.43	9.03	16.93
Netback	73.29	65.93	35.21	62.08

	Three Months Ended March 31, 2025
($/BOE, except where indicated)	Atlantic ($/bbl)	China	Indonesia	Total Offshore (2)

Realized Sales Price	102.63	81.01	64.65	82.26
Royalties	1.04	6.13	19.44	7.81
Transportation and Blending	4.25	—	—	0.92
Operating Expenses	45.47	6.00	10.67	15.50
Netback	51.87	68.88	34.54	58.03
(1)Contains a non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.
(2)Reported per-unit values reflect Cenovus’s 40 percent equity interest in the HCML joint venture.
Revenues
Gross sales increased in the first quarter of 2026, compared with the same period in 2025, primarily due to higher sales volumes and higher Realized Sales Prices in our Atlantic operations.
Price
Our Atlantic Realized Sales Price increased in the first quarter of 2026, compared with the first quarter of 2025, due to higher benchmark Brent pricing. The prices we receive for natural gas sold in Asia Pacific are set under long-term contracts.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	19

Production Volumes
Atlantic production increased in the first quarter of 2026, compared with the same period in 2025, due to strong production from the White Rose field. In the first and second quarters of 2025, production at the White Rose field was ramping up following the completion of the SeaRose ALE project in the first quarter of 2025.
Asia Pacific production in the first quarter of 2026 was consistent with the same period in 2025.
Royalties
Atlantic royalties were consistent in the first quarter of 2026 compared with the first quarter of 2025. The Atlantic effective royalty rate was 0.9 percent in the first quarter of 2026 (2025 – one percent).
The Asia Pacific effective royalty rate decreased for the first quarter of 2026 compared with the same period in 2025, due to Indonesian government-issued gas price adjustments applied in the period.
Expenses
Transportation
Transportation expenses include the costs of transporting crude oil from the SeaRose and Terra Nova floating production, storage and offloading units (“FPSO”) to onshore terminals and storage costs. Transportation expenses for the three months ended March 31, 2026, increased to $7 million (2025 – $6 million), primarily due to higher Atlantic sales volumes.
Operating
Primary drivers of our Atlantic operating expenses in the first quarter of 2026 were repairs and maintenance, and workforce costs. Operating expenses increased compared with the same period in 2025, primarily due to higher sales volumes, and higher repairs and maintenance costs.
Per-unit operating expenses decreased compared with the first quarter of 2025, due to higher Atlantic sales volumes, partially offset by the increase in operating expenses, as discussed above.
Primary drivers of our China operating expenses in the first quarter of 2026 were repairs and maintenance, workforce and insurance costs. Per-unit operating expenses increased in the first quarter of 2026, compared with the same period in 2025, primarily due to higher repairs and maintenance, and workforce costs.
Primary drivers of our Indonesia operating expenses in the first quarter of 2026 were repairs and maintenance, and workforce costs. Per-unit operating expenses decreased compared with the same period in 2025, due to lower vessel and workforce costs.
DOWNSTREAM
Canadian Refining
Financial Results

	Three Months Ended March 31,
($ millions)	2026	2025
Revenues	1,407	1,282
Purchased Product	1,060	1,076
Gross Margin (1)	347	206
Expenses
Operating	146	138
Operating Margin	201	68
Depreciation, Depletion and Amortization	45	47
Segment Income (Loss)	156	21
(1)Non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	20

Financial Results — Continued

	Three Months Ended March 31,
($ millions, except where indicated)	2026	2025
Gross Margin	347	206
Add (Deduct):
Inventory Holding (Gain) Loss (1)	(47)	3
Adjusted Gross Margin (2)	300	209

Adjusted Refining Margin (3) ($/bbl)	24.27	17.33
(1)Inventory holding (gain) loss reflects the difference between the cost of volumes produced at current-period costs and the cost of volumes produced under the first-in, first-out (“FIFO”) or weighted average cost basis, as required by IFRS Accounting Standards.
(2)Non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.
(3)Contains a non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A. Revenues from the Upgrader, the Lloydminster Refinery and the commercial fuels business for the three months ended March 31, 2026, were $1.3 billion (2025 – $1.2 billion).
Revenues, Adjusted Gross Margin and Adjusted Refining Margin
Revenues increased in the first quarter of 2026 compared with the first quarter of 2025, due to higher refined product pricing, mainly driven by an increase in diesel pricing, and higher sales volumes. Sales from the Lloydminster Refinery are seasonal and increase during paving season, which typically runs from May through October each year.
Adjusted Gross Margin and Adjusted Refining Margin increased in the first quarter of 2026, compared with the first quarter of 2025, primarily due to the widening of the WTI-WCS differential, higher refined product pricing, as discussed above, and higher sales volumes.
Operating Results

	Three Months Ended March 31,
(Mbbls/d, except where indicated)	2026	2025
Operable Capacity	108.0	108.0

Total Processed Inputs	124.5	119.5

Crude Oil Unit Throughput	115.3	111.9

Crude Unit Utilization (percent)	107	104

Total Production	132.5	126.5
Synthetic Crude Oil	52.0	52.4
Asphalt	17.8	16.6
Diesel	16.9	15.5
Other	40.3	37.7
Ethanol	5.5	4.3
During the first quarter of 2026, throughput and total production increased slightly compared with the same period in 2025, as our assets continue to run at, or above full capacity, reflecting high reliability.
In the first quarter of 2026, approximately 12 percent of our Oil Sands segment’s sales volumes were purchased by our Canadian Refining segment as a source of crude oil feedstock (2025 – 14 percent).
Operating Expenses (1)

	Three Months Ended March 31,
($ millions, except where indicated)	2026	2025
Operating Expenses – Upgrading and Refining	125	116
Per-Unit Operating Expenses (2) ($/bbl)	11.16	10.81
(1)Represents expenses associated with the Upgrader, the Lloydminster Refinery and the commercial fuels business.
(2)Specified financial measure. See the Specified Financial Measures Advisory of this MD&A.
Primary drivers of operating expenses were workforce, and repairs and maintenance.
In the first quarter of 2026, total operating expenses and per-unit operating expenses increased compared with the first quarter of 2025, mainly due to higher repairs and maintenance, including routine tank maintenance. The per-unit increase was partially offset by higher total processed inputs, compared with the first quarter of 2025.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	21

U.S. Refining
Financial Results

	Three Months Ended March 31,
($ millions)	2026	2025
Revenues	4,220	6,423
Purchased Product	3,318	6,006
Gross Margin (1)	902	417
Expenses
Operating	380	716
Realized (Gain) Loss on Risk Management	(11)	6
Operating Margin	533	(305)
Unrealized (Gain) Loss on Risk Management	30	(8)
Depreciation, Depletion and Amortization	112	158
Segment Income (Loss)	391	(455)
(1)Non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.

	Three Months Ended March 31,
($ millions, except where indicated)	2026	2025
Gross Margin	902	417
Add (Deduct):
Inventory Holding (Gain) Loss (1)	(457)	23
Adjusted Gross Margin (2)	445	440

Adjusted Refining Margin (2) ($/bbl)	13.74	8.41

Weighted Average Crack Spread, Net of RINs (US$/bbl)	8.79	9.46
Weighted Average Crack Spread, Net of RINs (C$/bbl)	12.06	13.58

Adjusted Market Capture (2) (percent)	114	62
(1)Inventory holding (gain) loss reflects the difference between the cost of volumes produced at current-period costs and the cost of volumes produced under the FIFO or weighted average cost basis, as required by IFRS Accounting Standards.
(2)Non-GAAP financial measure or contains a non-GAAP financial measure. See the Specified Financial Measures Advisory of this MD&A.
Revenues
Revenues decreased in the first quarter of 2026, compared with the first quarter of 2025, primarily due to lower sales volumes as a result of the WRB Divestiture, partially offset by higher refined product pricing, mainly driven by strong distillate pricing.
Adjusted Gross Margin, Adjusted Refining Margin and Adjusted Market Capture
Adjusted Gross Margin increased in the first quarter of 2026, compared with the first quarter of 2025, primarily due to:
•Achieving safe and reliable operations across our refineries, while maximizing our ability to process heavy crude volumes and capture value from wider WTI-WCS differentials.
•Business improvement initiatives which began in 2025 and continued to deliver value into 2026, improving our capability to optimize our product yields as market dynamics shifted in a seasonally weaker gasoline pricing environment. This allowed us to benefit from the strong distillate pricing, as discussed above.
•Seasonal commercial and blending opportunities.
•Optimization across the portfolio provided greater margin through various regional synergies.
This was partially offset by the impact of the WRB Divestiture and a lower weighted average market crack spread, net of RINs. In the first quarter of 2026, the Group 3 3-2-1 crack spread increased four percent while the Chicago 3-2-1 crack spread increased 28 percent, compared with the first quarter of 2025. The increase in crack spreads was more than offset by an 83 percent increase in the average cost of RINs, compared with the same period in 2025.
Adjusted Refining Margin and Adjusted Market Capture increased in the first quarter of 2026, compared with the same period in 2025, due to the increase in Adjusted Gross Margin discussed above, and lower total processed inputs.

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Operating Results

	Three Months Ended March 31,
(Mbbls/d, except where indicated)	2026	2025
Operable Capacity (1)	364.8	612.3

Total Processed Inputs	359.9	581.0

Crude Oil Unit Throughput	343.2	553.5
Heavy Crude Oil	152.2	226.3
Light/Medium Crude Oil	191.0	327.2

Crude Unit Utilization (percent)	94	90

Total Refined Product Production	376.8	595.9
Gasoline	185.1	284.7
Distillates (2)	121.6	208.8
Asphalt	16.9	25.7
Other	53.2	76.7
(1)Reported operable capacity reflects the impact of the WRB Divestiture completed on September 30, 2025.
(2)Includes diesel and jet fuel.
Throughput and refined product production decreased in the first quarter of 2026, compared with the same period in 2025, primarily due to the WRB Divestiture, partially offset by reliable operations across our assets.
Operating Expenses

	Three Months Ended March 31,
($ millions, except where indicated)	2026	2025
Operating Expenses	380	716
Per-Unit Operating Expenses (1) ($/bbl)	11.74	13.69
(1)Specified financial measure. See the Specified Financial Measures Advisory of this MD&A.
Primary drivers of operating expenses were workforce, and repairs and maintenance.
Overall, operating expenses decreased in the first quarter of 2026, compared with the first quarter of 2025, due to the WRB Divestiture.
Operating expenses and related per-unit metrics decreased across our operated assets in the first quarter of 2026, compared with the first quarter of 2025, primarily due to lower repairs and maintenance costs, partially offset by higher electricity costs.
CORPORATE AND ELIMINATIONS
Financial Results

	Three Months Ended March 31,
($ millions)	2026	2025
Realized (Gain) Loss on Risk Management	8	(5)
Unrealized (Gain) Loss on Risk Management	55	38
General and Administrative	411	197
Finance Costs, Net	194	136
Integration, Transaction and Other Costs	32	2
Foreign Exchange (Gain) Loss, Net	179	—
(Gain) Loss on Divestiture of Assets	(86)	—
Other (Income) Loss, Net	(38)	(6)
General and Administrative
Primary drivers of our general and administrative expense in the first quarter of 2026 were long-term incentive costs and workforce costs. General and administrative expense increased in the first quarter of 2026, compared with the same period in 2025, primarily due to higher long-term incentive costs, as our closing common share price increased to $36.92 on March 31, 2026, from $23.22 on December 31, 2025.

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Finance Costs, Net
Net finance costs were higher in the first quarter of 2026, compared with the same period in 2025, primarily due to increased interest expense from higher average debt. Refer to the Liquidity and Capital Resources section of this MD&A for further details on long-term debt.
The annualized weighted average interest rate on outstanding debt for the three months ended March 31, 2026, was 4.4 percent (2025 – 4.5 percent).
Foreign Exchange (Gain) Loss, Net

	Three Months Ended March 31,
($ millions)	2026	2025
Unrealized Foreign Exchange (Gain) Loss	180	19
Realized Foreign Exchange (Gain) Loss	(1)	(19)
	179	—
Unrealized foreign exchange losses were primarily due to the translation of U.S. dollar denominated debt. As at March 31, 2026, the Canadian dollar weakened slightly relative to the U.S. dollar as at December 31, 2025.
Income Taxes

	Three Months Ended March 31,
($ millions)	2026	2025
Current Tax
Canada	479	279
United States	6	—
Asia Pacific	54	45
Other International	8	13
Total Current Tax Expense (Recovery)	547	337
Deferred Tax Expense (Recovery)	(33)	(66)
	514	271
For the three months ended March 31, 2026, we recorded current tax expense related to operations in all jurisdictions in which we operate. The increase in current tax expense is due to higher earnings compared with the same period in 2025. The effective tax rate for the first three months was 24.7 percent, relatively consistent with 24.0 percent in the first quarter of 2025.
Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus and its subsidiaries operate are subject to change. We believe that our provision for income taxes is adequate. There are usually a number of tax matters under review, and with consideration of the current economic environment, income taxes are subject to measurement uncertainty. The timing of the recognition of income and deductions for the purpose of current tax expense is determined by relevant tax legislation.

LIQUIDITY AND CAPITAL RESOURCES
Our capital allocation framework enables us to preserve our balance sheet, provide flexibility in both high and low commodity price environments, and deliver value to shareholders.
We expect to fund our near-term cash requirements through cash from operating activities, the prudent use of our cash and cash equivalents, and other sources of liquidity. Our other sources of liquidity include draws on our committed credit facility, draws on our uncommitted demand facilities, and other corporate and financial opportunities, which provide timely access to funding to supplement cash flow. The cost and availability of borrowing, and access to sources of liquidity and capital are dependent on current credit ratings and market conditions.

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	Three Months Ended March 31,
($ millions)	2026	2025
Cash From (Used In)
Operating Activities	2,181	1,315
Investing Activities	(1,070)	(1,348)
Net Cash Provided (Used) Before Financing Activities	1,111	(33)
Financing Activities	(1,335)	(294)
Effect of Foreign Exchange on Cash and Cash Equivalents	59	2
Increase (Decrease) in Cash and Cash Equivalents	(165)	(325)

	March 31,	December 31,
As at ($ millions)	2026	2025
Cash and Cash Equivalents	2,575	2,740
Total Debt	10,633	11,032
Cash From (Used in) Operating Activities
In the first quarter of 2026, cash from operating activities increased compared with the same period in 2025, primarily due to increased Operating Margin, partially offset by changes in non-cash working capital and higher current tax expense. Non-cash working capital decreased cash from operating activities by $1.1 billion, primarily due to an increase in accounts receivable and inventories, partially offset by higher accounts payable and lower income tax receivable.
Cash From (Used in) Investing Activities
Cash used in investing activities decreased in the first quarter of 2026 compared with the same period in 2025, primarily due to higher proceeds from divestitures and lower acquisition capital. Cash used in investing activities primarily relates to capital investment.
Cash From (Used in) Financing Activities
In the first quarter of 2026, cash used in financing activities was $1.3 billion, compared with $294 million in the first quarter of 2025, primarily due to the repayment of $500 million under the term loan facility, higher share purchases under the Company’s NCIB, and the issuance of $150 million in short-term borrowings in the first quarter of 2025, compared with no issuances in the first quarter of 2026.
Working Capital
Working capital as at March 31, 2026, was $4.1 billion (December 31, 2025 – $3.6 billion). The increase was primarily driven by higher accounts receivable and inventories, partially offset by an increase in accounts payable.
We anticipate that we will continue to meet our payment obligations as they come due.
Short-Term Borrowings
As at March 31, 2026, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2025 – $1.5 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. There were no direct borrowings on our uncommitted demand facilities as at March 31, 2026, or December 31, 2025.
Long-Term Debt, Including Current Portion

	March 31,	December 31,
As at ($ millions)	2026	2025
Term Loan Facility	2,200	2,700
U.S. Dollar Denominated Senior Unsecured Notes	5,988	5,887
Canadian Dollar Senior Unsecured Notes	2,450	2,450
Total Debt Principal	10,638	11,037
As at March 31, 2026, the Company had in place a $2.2 billion term loan facility maturing on February 28, 2029. In the first quarter of 2026, we repaid $500 million under the term loan facility. Subsequent to March 31, 2026, we repaid an additional $700 million under the term loan facility.
As at March 31, 2026, we were in compliance with all of the terms of our debt agreements, which includes the terms of our committed credit facility and term loan facility. We are required to maintain a debt to capitalization ratio, as defined in the debt agreements, not to exceed 65 percent. We are below this limit.

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Available Sources of Liquidity
The following sources of liquidity are available as at March 31, 2026:

($ millions)	Maturity	Amount Available
Cash and Cash Equivalents	n/a	2,575
Committed Credit Facility (1)
Revolving Credit Facility – Tranche A	September 19, 2029	3,300
Revolving Credit Facility – Tranche B	September 19, 2028	2,200
Uncommitted Demand Facilities (2)	n/a	1,083
(1)No amounts were drawn on the committed credit facility as at March 31, 2026 (December 31, 2025– $nil).
(2)Represents amounts available for cash draws. Our uncommitted demand facilities include $1.5 billion, of which $1.4 billion may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at March 31, 2026, there were outstanding letters of credit aggregating to $372 million (December 31, 2025 – $341 million) and no direct borrowings (December 31, 2025 – $nil).
As at March 31, 2026, the Company had in place a committed credit facility that consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at March 31, 2026, no amount was drawn on the credit facility (December 31, 2025 – $nil).
Base Shelf Prospectus
On November 28, 2025, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2028. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.
Financial Metrics
We monitor our capital structure and financing requirements using, among other things, Total Debt, the Net Debt to Adjusted EBITDA ratio, the Net Debt to Adjusted Funds Flow ratio and the Net Debt to Capitalization ratio. Refer to Note 12 of the interim Consolidated Financial Statements for further details, including definitions and calculations of these metrics.

As at	March 31, 2026	December 31, 2025
Net Debt to Adjusted EBITDA Ratio (times)	0.7	0.9
Net Debt to Adjusted Funds Flow Ratio (times)	0.8	0.9
Net Debt to Capitalization Ratio (percent)	20	21
Our Net Debt to Adjusted EBITDA ratio and our Net Debt to Adjusted Funds Flow ratio targets are approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar. Our objective is to maintain a high level of capital discipline and manage our capital structure to help ensure we have sufficient liquidity through all stages of the economic cycle. To ensure financial resilience, we may, among other actions, adjust capital and operating spending, steward working capital, draw down on our credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase our common shares for cancellation, issue new debt, or issue new shares. Our Net Debt to Adjusted EBITDA ratio, Net Debt to Adjusted Funds Flow ratio and Net Debt to Capitalization ratio as at March 31, 2026, decreased compared with December 31, 2025, primarily as a result of higher Operating Margin and lower Net Debt. See the Operating and Financial Results section of this MD&A for more information on changes in Operating Margin and Net Debt.
Share Capital and Stock-Based Compensation Plans
Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange. On March 31, 2026, Cenovus exercised its right to redeem all 10.7 million of the Company’s series 1 preferred shares and all 1.3 million of the Company’s series 2 preferred shares. The preferred shares were redeemed at a price of $25.00 per share, for a total of $300 million. Following the redemptions on March 31, 2026, the Company no longer has preferred shares outstanding within its capital structure.
As at March 31, 2026, there were approximately 1,875.0 million common shares outstanding (December 31, 2025 – 1,883.4 million common shares).
For the three months ended March 31, 2026, the employee benefit plan trust (the “Trust”), through an independent trustee, purchased 1.8 million common shares for a total of $51 million and distributed 3.6 million common shares for a total of $80 million under the employee benefit plan. As at March 31, 2026, there were 3.5 million common shares held by the Trust (December 31, 2025 – 5.3 million common shares). Refer to Note 15 of the interim Consolidated Financial Statements for further details.

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The common share purchase warrants expired on January 1, 2026. Refer to Note 15 of the interim Consolidated Financial Statements for further details.
Refer to Note 17 of the interim Consolidated Financial Statements for further details on our stock option plans and our performance share unit, restricted share unit and deferred share unit plans. Our outstanding share data is as follows:

As at May 1, 2026	Units Outstanding (thousands)	Units Exercisable (thousands)
Common Shares	1,868,318	n/a
Stock Options	10,591	4,125
Other Stock-Based Compensation Plans	20,749	2,079
Returns to Shareholders
For a full discussion of our returns to shareholders target, refer to the Liquidity and Capital Resources section of our 2025 annual MD&A.
In the first quarter of 2026, we returned $1.0 billion to common and preferred shareholders, including $379 million through common and preferred share dividends, $356 million through the purchase of 11.5 million common shares under our NCIB program and $300 million for the redemption of the Company’s series 1 and 2 preferred shares.
The allocation of Excess Free Funds Flow to shareholder returns may be accelerated, deferred or reallocated between quarters at Management’s discretion.
Dividends
Common Share Dividends
In the first quarter of 2026, we declared and paid base dividends of $377 million or $0.200 per common share (2025 – $327 million or $0.180 per common share).
On May 5, 2026, the Board declared a second quarter base dividend of $0.220 per common share, an increase of 10 percent from the first quarter dividend declared in February 2026. The dividend is payable on June 30, 2026, to common shareholders of record as at June 15, 2026.
The declaration of common share dividends is at the sole discretion of the Board and is considered quarterly.
Cumulative Redeemable Preferred Share Dividends
In the first quarter of 2026, the Company paid preferred share dividends of $2 million (2025 – $6 million).
Share Repurchases
We have an NCIB program to purchase up to 120.3 million common shares from November 11, 2025, to November 10, 2026.

	Three Months Ended March 31,
	2026	2025
Common Shares Purchased and Cancelled Under NCIB (millions of common shares)	11.5	3.0
Weighted Average Price per Common Share ($)	30.35	20.68
Purchase of Common Shares Under NCIB ($ millions)	356	62
From April 1, 2026, to May 1, 2026, the Company purchased an additional 7.3 million common shares for $264 million. As at May 1, 2026, the Company can further purchase up to 94.1 million common shares under the NCIB.
Contractual Commitments and Obligations
We have obligations for goods and services entered into in the normal course of business. Obligations that have original maturities of less than one year are excluded from our total commitments disclosed below. For further information, see Note 22 of the interim Consolidated Financial Statements.
Our total commitments were $39.4 billion as at March 31, 2026 (December 31, 2025 – $39.7 billion), of which $36.7 billion are for various transportation and storage commitments. Transportation commitments include $7.8 billion that are subject to regulatory approval or were approved but are not yet in service. Terms are up to 15 years on commencement.
As at March 31, 2026, our total commitments included commitments with Husky Midstream Limited Partnership (“HMLP”) of $1.8 billion related to long-term transportation and storage commitments (December 31, 2025 – $1.7 billion).
As at March 31, 2026, outstanding letters of credit issued as security for performance under certain contracts totaled $372 million (December 31, 2025 – $341 million).

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Legal Proceedings
We are involved in a limited number of legal claims associated with the normal course of operations. We believe that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on our interim Consolidated Financial Statements.
Transactions with Related Parties
Husky Midstream Limited Partnership
The Company holds a 35 percent interest in and is the operator of HMLP. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended March 31,
($ millions)	2026	2025
Revenues from Construction and Management Services	33	29
Transportation Expenses	65	68

RISK MANAGEMENT AND RISK FACTORS
For a full understanding of the risks that impact us, the following discussion should be read in conjunction with the Risk Management and Risk Factors section of our 2025 annual MD&A.
We are exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the energy industry as a whole and others are unique to our operations. The impact of any risk or a combination of risks may adversely affect, among other things, our business, reputation, financial condition, results of operations and cash flows, which may, without limitation, reduce or restrict our ability to pursue our strategic priorities, meet our targets or outlooks, goals, initiatives and ambitions, respond to changes in our operating environment, repurchase our shares, pay dividends to our shareholders and fulfill our obligations (including debt servicing requirements) and may materially affect the market price of our securities.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATION UNCERTAINTIES AND ACCOUNTING POLICIES
Management is required to make estimates and assumptions, as well as use judgment, in the application of accounting policies that could have a significant impact on our financial results. Actual results may differ from estimates and those differences may be material. The estimates and assumptions used are subject to updates based on experience and the application of new information. Our material accounting policies are reviewed annually by the Audit Committee of the Board. Further details on the basis of preparation and our material accounting policies can be found in the notes to the Consolidated Financial Statements for the year ended December 31, 2025.
Critical Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty
Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in our annual and interim Consolidated Financial Statements. A full list of the critical judgments used in applying accounting policies and key sources of estimation uncertainty can be found in the notes to the Consolidated Financial Statements for the year ended December 31, 2025.
Update to Accounting Policies
Effective January 1, 2026, the Company adopted the amendments to IFRS 9, “Financial Instruments” (“IFRS 9”) and IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). The amendments clarify the derecognition of financial liabilities and the classification of certain financial assets. The adoption of the amendments to IFRS 9 and IFRS 7 did not have a material impact on the Company’s interim Consolidated Financial Statements.
New Accounting Standards and Interpretations Not Yet Adopted
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss), including new defined subtotals, enhanced principles on aggregation and disaggregation, and additional disclosure requirements related to management-defined performance measures (“MPMs”).

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The objective of the standard is to improve comparability across entities and reporting periods. IFRS 18 will not impact recognition or measurement of income and expenses.
Cenovus has executed a parallel system environment to reflect the new presentation requirements. The changes will primarily reflect a re-mapping of line items on the Consolidated Statements of Comprehensive Income (Loss) to newly defined categories. Items such as foreign exchange gains and losses will require segregation. The primary impact on the Consolidated Statements of Cash Flows will be the movement of certain finance costs from operating activities to financing activities. The Company has also identified metrics anticipated to be defined as MPMs.
The Company will continue to evaluate the impacts until adoption on January 1, 2027. The standard will be applied retrospectively, with certain transition provisions.

CONTROL ENVIRONMENT
Management, including our President & Chief Executive Officer and Executive Vice-President & Chief Financial Officer, assessed the design and effectiveness of Internal Control Over Financial Reporting (“ICFR”) and Disclosure Controls and Procedures (“DC&P”) as at March 31, 2026. In making its assessment, Management used the Committee of Sponsoring Organizations of the Treadway Commission Framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of ICFR. Based on our evaluation, Management has concluded that both ICFR and DC&P were effective as at March 31, 2026.
On November 13, 2025, Cenovus completed the MEG Acquisition. As permitted by, and in accordance with, National Instrument 52‑109, “Certification and Disclosure in Issuers’ Annual and Interim Filings”, and guidance issued by the U.S. Securities and Exchange Commission, Management has limited the scope and design of ICFR and DC&P to exclude the controls, policies and procedures in respect of the business acquired from MEG. Such scope limitation is primarily due to the time required for Management to assess the ICFR and DC&P relating to the business acquired from MEG in a manner consistent with our other operations. Further integration will take place throughout the remainder of 2026 as processes and systems align.
Assets attributable to MEG as at March 31, 2026, represented approximately 15 percent of Cenovus’s total assets, and revenues attributable to MEG for the period of January 1, 2026, to March 31, 2026, represented approximately nine percent of Cenovus’s total revenues for the three months ended March 31, 2026.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADVISORY
Oil and Gas Information
Barrels of Oil Equivalent – natural gas volumes are converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.
Light crude oil – Light crude oil corresponds to light crude oil and medium crude oil combined as defined by National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). Cenovus does not produce medium crude oil.
Forward-looking Information
This document contains forward-looking statements and other information (collectively “forward-looking information”) about the Company’s current expectations, estimates and projections, made in light of the Company’s experience and perception of historical trends. Although the Company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
This forward-looking information is identified by words such as “allocate”, “anticipate”, “believe”, “commit”, “continue”, “could”, “deliver”, “expect”, “F”, “focus”, “grow”, “maintain”, “may”, “maximize”, “mitigate”, “on track”, “objective”, “ongoing”, “opportunities”, “optimize”, “plan”, “potential”, “priority”, “progress”, “steward”, “target”, and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: our strategic objectives; shareholder returns; commitment to safety and strengthening our safety record while maintaining reliable operations throughout our portfolio; capital allocation framework enabling us to preserve our balance sheet, provide flexibility in both high and low commodity price environments and deliver value to shareholders; our physically and economically integrated upstream and downstream operations helping us mitigate the impact of volatility in light-heavy crude oil price

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differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through the sale of finished products such as transportation fuels; market and commodity price volatility and stability; price alignment and volatility management strategies; dividends; liquidity; funding our near-term cash requirements through cash from operating activities, the prudent use of our cash and cash equivalents, and other sources of liquidity; our 2026 corporate guidance; factors influencing commodity price outlook; the impact of the global trade war and geopolitical tensions, including the closure of the Strait of Hormuz; capturing on opportunities from changing market conditions; allocating Excess Free Funds Flow to shareholder returns; progressing key growth projects, including continued development of Christina Lake North expansion project with production to come online in the second quarter of 2026, commissioning work at the Foster Creek Amine Claus project, and timing for first oil at West White Rose; heavy oil refining capacity allows us to capture value from both the WTI-WCS differential for Canadian crude oil and spreads on refined products monitoring market fundamentals and optimizing run rates at our refineries; safe and reliable operations; being best-in-class operators; maintaining a strong balance sheet; costs; margins; provision for income taxes; funding near-term cash requirements; credit ratings; meeting payment obligations; general outlook for crude oil and refined product prices; price volatility and geopolitical risks; impact of current and future economic arrangements between Canada and the U.S. including tariffs and other measures and countermeasures and responses thereto on market access and transportation; Net Debt to Adjusted EBITDA, Net Debt to Adjusted Funds Flow and Net Debt to Capitalization ratios; maintaining capital discipline to ensure sufficient liquidity; financial resilience; liabilities from legal proceedings; transportation and storage commitments; and the Company’s outlook for commodities and the Canadian dollar, the factors that affect such outlook, and the influences and effects on Cenovus.
Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast bitumen, crude oil and natural gas, NGLs, condensate and refined products prices, and light-heavy and light-medium crude oil price differentials; the Company’s ability to realize the anticipated benefits of acquisitions; the accuracy of any assessments undertaken in connection with acquisitions; forecast production and crude throughput volumes and timing thereof; forecast prices and costs, projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to government policies, legislation and regulations (including related to climate change Indigenous relations, title or rights claims, royalty regimes, interest rates, inflation, foreign exchange rates, global economic activity, competitive conditions, trade sanctions, restrictive trade measures or countermeasures, and the supply and demand for bitumen, crude oil and natural gas, NGLs, condensate and refined products and the political, economic and social stability of jurisdictions in which the Company operates; the absence of significant disruption of operations, including as a result of harsh weather, natural disaster, accident, third-party actions, civil unrest or other similar events; the prevailing climatic conditions in the Company’s operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to the Company’s share price and market capitalization over the long-term; opportunities to purchase shares for cancellation at prices acceptable to the Company; the Company’s ability to use financial risk management activities and physical positions to manage its exposure to fluctuations in commodity prices and, foreign exchange and interest rates, optimize supply costs or sales of production; the Company’s ability to use fixed-price commitments for the purchase or sale of commodities; the sufficiency of cash balances, internally generated cash flows, existing credit facilities, management of the Company’s asset portfolio and access to capital and insurance coverage to pursue and fund future investments and development plans and dividends, including any increase thereto; realization of expected capacity to store within the Company’s oil sands reservoirs barrels not yet produced, including that the Company will be able to time production and sales of its inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and future crude oil differentials have narrowed; the WTI-WCS differential in Alberta remains largely tied to global supply factors and heavy crude oil processing capacity, as long as supply does not exceed Canadian crude oil export capacity; the Company’s ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities of oil, bitumen, NGLs from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; the Company’s ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects, development projects or stages thereof; the Company’s ability to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the Company’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the Company’s ability to complete acquisitions and divestitures, including with desired transaction metrics and within expected timelines; the accuracy of climate scenarios and assumptions, including third-party data on which the Company relies; ability to access and implement all technology and equipment necessary to achieve expected future results, including in respect of sustainability commitments and the Oil Sands Alliance Pathways project, and the commercial viability and scalability of related technology and products; expected benefits of investments in sustainability focus areas; collaboration with the government, Oil Sands Alliance and other industry organizations; market and business conditions; forecast inflation and other assumptions inherent in the Company’s 2026 guidance available on cenovus.com and as set out below; and other risks and uncertainties described from time to time in the filings the Company makes with securities regulatory authorities.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	30

2026 guidance dated December 10, 2025, and available on cenovus.com, assumes: Brent prices of US$64.00 per barrel, WTI prices of US$60.00 per barrel; WCS of US$47.50 per barrel; Differential WTI-WCS of US$12.50 per barrel; AECO natural gas prices of $2.50 per Mcf; Chicago 3-2-1 crack spread of US$20.00 per barrel; RINs of US$6.00 per barrel; and an exchange rate of $0.72 US$/C$.
The risk factors and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking information, include, but are not limited to: the Company’s ability to realize the anticipated benefits of acquisitions in a timely manner or at all; the Company’s ability to successfully integrate acquired business with its own in a timely and cost effective manner or at all; unforeseen or underestimated liabilities associated with acquisitions; risks associated with acquisitions and divestitures; the Company’s ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets and achieve expected future results including in respect of sustainability commitments and the Oil Sands Alliance and the commercial viability and scalability of related technology and products; the effect of new significant shareholders; volatility of and other assumptions regarding commodity prices; the duration and impact of any market downturn; the Company’s ability to integrate upstream and downstream operations to help mitigate the impact of volatility in light-heavy crude oil differentials and contribute to its net earnings; foreign exchange risk, including related to agreements denominated in foreign currencies; the Company’s continued liquidity being sufficient to sustain operations through a prolonged market downturn; WTI-WCS differential at Hardisty does not remain largely tied to global supply factors and heavy crude processing capacity; the Company’s ability to realize the expected impacts of its capacity to store within its oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of the Company’s risk management program; the accuracy of the Company’s outlook for commodity prices and currency and interest rates; changes in laws or enforcement of existing laws, exchange rate fluctuations, trade disputes, trade agreements or treaties, new or increased tariffs, economic sanctions and other restrictive trade measures or countermeasures, and responses thereto; product supply and demand; the accuracy of the Company’s share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in the Company’s marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of the Company’s crude-by-rail terminal, including health, safety and environmental risks; the Company’s ability to maintain desirable ratios of Net Debt to Adjusted EBITDA and Net Debt to Adjusted Funds Flow; the Company’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; the Company’s ability to finance growth and sustaining capital expenditures; the ability to complete and optimize drilling, completion, tie in and infrastructure projects; the ability of the Company to ramp-up activities at its refineries on its anticipated timelines; changes in credit ratings applicable to the Company or any of its securities; changes to the Company’s dividend plans; the Company’s ability to utilize tax losses in the future; tax audits and reassessments; the accuracy of the Company’s reserves, future production and future net revenue estimates; the accuracy of factors influencing decisions on the priority and timing of development of undeveloped reserves; potential disruptions and risks associated with the adoption, development and integration of AI; the accuracy of the Company’s accounting estimates and judgements; the Company’s ability to replace and expand crude oil and natural gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of the Company’s assets or goodwill from time to time; the Company’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated operations and business; reliability of the Company’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and refining processes; the occurrence of unexpected events resulting in operational interruptions, including at facilities operated by our partners or third parties, such as blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, iceberg collisions, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics and pandemics; and catastrophic events, including, but not limited to, war, adverse sea conditions, extreme weather events, natural disasters, acts of activism, vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and downstream operations and increased insurance deductibles or premiums; the cost and availability of equipment necessary to the Company’s operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and the Company’s reputation, social licence to operate and litigation related thereto; legal challenges or opposition to infrastructure projects associated with Indigenous title or other rights claims; unexpected cost increases or technical difficulties in operating, constructing or modifying refining or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to the Company’s business, including potential cyberattacks; geo-political and other risks associated with the Company’s international operations; risks associated with climate change and the Company’s assumptions relating thereto; the timing and the costs of well and pipeline construction; the Company’s ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	31

caused by constraints in the pipeline system or storage capacity; availability of, and the Company’s ability to attract and retain, critical talent and integrate new personnel acquired in transactions; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which the Company operates or to any of the infrastructure upon which it relies; climate change-related regulatory, climactic transition risks; failure to achieve our sustainability goals, or a perception among key stakeholders that our actions or goals are insufficient or unattainable; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, GHG, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company’s business, its financial results and Consolidated Financial Statements; changes in general economic, market and business conditions; OPEC+ policy; actions of OPEC and non-OPEC members, including compliance or non-compliance with agreed upon quotas and decisions to impose production quotas; the political, social and economic conditions in the jurisdictions in which the Company operates or supplies; the status of the Company’s relationships with the communities in which it operates, including with Indigenous communities; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against the Company. In addition, there are risks that the effect of actions taken by us in attempting to achieve goals for sustainability focus areas may have a negative impact on our existing business, growth plans and future results from operations, or that the benefits may be less than expected.
Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of the Company’s material risk factors, see Risk Management and Risk Factors in the Company’s most recently filed annual MD&A, and the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada, available on SEDAR+ at sedarplus.ca, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com.
Information on or connected to the Company’s website at cenovus.com does not form part of this MD&A unless expressly incorporated by reference herein.
ABBREVIATIONS AND DEFINITIONS
Abbreviations
The following abbreviations and definitions are used in this document:

Crude Oil and NGLs		Natural Gas		Other

bbl	barrel	Mcf	thousand cubic feet	BOE	barrel of oil equivalent
Mbbls/d	thousand barrels per day	MMcf	million cubic feet	MBOE/d	thousand barrels of oil equivalent per day
MMbbls	million barrels	MMcf/d	million cubic feet per day	MMBOE	million barrels of oil equivalent
WCS	Western Canadian Select	Bcf	billion cubic feet	DD&A	depreciation, depletion and amortization
WTI	West Texas Intermediate			GHG	greenhouse gas
				FPSO	floating production, storage and offloading vessel
				NCIB	normal course issuer bid
				AECO	Alberta Energy Company
				NYMEX	New York Mercantile Exchange
				OPEC	Organization of Petroleum Exporting Countries
				OPEC+	OPEC and a group of 11 non-OPEC members
				PADD II	Petroleum Administration for Defense District II
				USGC	U.S. Gulf Coast

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	32

SPECIFIED FINANCIAL MEASURES
Certain financial measures in this document do not have a standardized meaning as prescribed by IFRS Accounting Standards including Operating Margin, Operating Margin by asset, Adjusted Funds Flow, Adjusted Funds Flow Per Share – Basic, Adjusted Funds Flow Per Share – Diluted, Free Funds Flow, Excess Free Funds Flow, Realized Sales Price, Conventional, Offshore and Asia Pacific Per-Unit Operating Expenses, Netbacks (including the total Netback per BOE), Gross Margin, Adjusted Gross Margin, Adjusted Refining Margin and Adjusted Market Capture.
These measures may not be comparable to similar measures presented by other issuers. These measures are described and presented in order to provide shareholders and potential investors with additional measures for analyzing our ability to generate funds to finance our operations and information regarding our liquidity. This additional information should not be considered in isolation, or as a substitute for, measures prepared in accordance with IFRS Accounting Standards. The definition and reconciliation, if applicable, of each specified financial measure is presented in this Advisory and may also be presented in the Operating and Financial Results section of this MD&A. Refer to the Specified Financial Measures Advisory of the relevant period’s MD&A for reconciliations of Operating Margin, Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow for prior period information from 2025 and 2024 that is not found below.
Non-GAAP Financial Measures and Non-GAAP Ratios
Operating Margin
Operating Margin and Operating Margin by asset are non-GAAP financial measures, and Operating Margin for upstream or downstream operations are specified financial measures. These are used to provide a consistent measure of the cash-generating performance of our operations and assets for comparability of our underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending expenses, operating expenses, plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of Operating Margin. The following tables provide a reconciliation to our interim Consolidated Financial Statements.
Operating Margin

	Three Months Ended March 31,
	2026	2025	2026	2025	2026	2025
($ millions)	Upstream (1)		Downstream (1)		Total
Gross Sales
External Sales	8,009	6,798	5,330	7,407	13,339	14,205
Intersegment Sales	2,361	2,454	297	298	2,658	2,752
	10,370	9,252	5,627	7,705	15,997	16,957
Royalties	(983)	(906)	—	—	(983)	(906)
Revenues	9,387	8,346	5,627	7,705	15,014	16,051
Expenses
Purchased Product	1,244	1,167	4,378	7,082	5,622	8,249
Transportation and Blending	3,375	3,247	—	—	3,375	3,247
Operating	1,047	893	526	854	1,573	1,747
Realized (Gain) Loss on Risk Management	13	(9)	(11)	6	2	(3)
Operating Margin	3,708	3,048	734	(237)	4,442	2,811
(1)Found in Note 1 of the interim Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	33

Operating Margin by Asset

	Three Months Ended March 31, 2026
($ millions)	Atlantic	Asia Pacific	Offshore (1)
Gross Sales	252	297	549
Royalties	(2)	(23)	(25)
Revenues	250	274	524
Expenses
Purchased Product	4	—	4
Transportation and Blending	7	—	7
Operating	82	29	111
Operating Margin	157	245	402

	Three Months Ended March 31, 2025
($ millions)	Atlantic	Asia Pacific	Offshore (1)
Gross Sales	146	305	451
Royalties	(2)	(23)	(25)
Revenues	144	282	426
Expenses
Purchased Product	—	—	—
Transportation and Blending	6	—	6
Operating	64	25	89
Operating Margin	74	257	331
(1)Found in Note 1 of the interim Consolidated Financial Statements.
Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow
Adjusted Funds Flow is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations, in total and on a per-share basis. Adjusted Funds Flow is defined as cash from (used in) operating activities, excluding settlement of decommissioning liabilities and net change in operating non-cash working capital. Operating non-cash working capital is composed of accounts receivable and accrued revenues, income tax receivable, inventories (excluding non-cash inventory write-downs and reversals), accounts payable and accrued liabilities, and income tax payable. Adjusted Funds Flow Per Share – Basic is defined as Adjusted Funds Flow divided by the basic weighted average number of shares. Adjusted Funds Flow Per Share – Diluted is defined as Adjusted Funds Flow divided by the diluted weighted average number of shares.
Free Funds Flow is a non-GAAP financial measure used to assist in measuring the available funds the Company has after financing its capital programs. Free Funds Flow is defined as cash from (used in) operating activities, excluding settlement of decommissioning liabilities and net change in operating non-cash working capital, minus capital investment.
Excess Free Funds Flow is a non-GAAP financial measure used by the Company to deliver shareholder returns and allocate capital according to our shareholder returns and capital allocation framework. Excess Free Funds Flow is defined as Free Funds Flow minus base dividends paid on common shares, dividends paid on preferred shares, net purchases of common shares under the employee benefit plan, other uses of cash (including settlement of decommissioning liabilities and principal repayment of leases), and expenditures for acquisitions net of cash acquired, plus proceeds from, or payments related to, divestitures.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	34

	Three Months Ended March 31,
($ millions)	2026	2025
Cash From (Used in) Operating Activities	2,181	1,315
(Add) Deduct:
Settlement of Decommissioning Liabilities	(53)	(36)
Net Change in Non-Cash Working Capital	(1,143)	(861)
Adjusted Funds Flow	3,377	2,212
Capital Investment	1,170	1,229
Free Funds Flow	2,207	983
Add (Deduct):
Base Dividends Paid on Common Shares	(377)	(327)
Dividends Paid on Preferred Shares	(2)	(6)
Purchase of Common Shares Under Employee Benefit Plan	(51)	(58)
Settlement of Decommissioning Liabilities	(53)	(36)
Principal Repayment of Leases	(90)	(83)
Acquisitions, Net of Cash Acquired	(10)	(100)
Proceeds From Divestitures	99	—
Excess Free Funds Flow	1,723	373
Gross Margin, Adjusted Gross Margin, Adjusted Refining Margin and Adjusted Market Capture
Gross Margin and Adjusted Gross Margin are non-GAAP financial measures that are used to evaluate the performance of our downstream operations. We define Gross Margin as revenues less purchased product and Adjusted Gross Margin as revenues less purchased product, excluding the impact of inventory holding gains or losses.
Inventory holding gains or losses reflects the difference between the cost of volumes produced at current-period costs, which is an indication of current market conditions, and the cost of volumes produced under the FIFO or weighted average cost basis as required by IFRS Accounting Standards, which generally reflects the market conditions at the time feedstock was purchased. The purchase and sale of inventories creates a timing difference that could be anywhere from several weeks to several months. This measure is an estimate of the impact of current-period costs to FIFO or weighted average cost, and assumes that all opening volumes are sold in the current period. Cenovus uses inventory holding gains or losses to analyze the performance of our assets and increase comparability with refining peers.
Adjusted Refining Margin and Adjusted Market Capture contain non-GAAP financial measures. Adjusted Refining Margin is used to evaluate our downstream operations after adjusting for inventory holding gains or losses. Adjusted Market Capture is used in our U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. These measures are useful to consistently measure the performance of our downstream operations.
We define Adjusted Refining Margin as Adjusted Gross Margin divided by total processed inputs and Adjusted Market Capture as Adjusted Refining Margin divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

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Canadian Refining

	Three Months Ended March 31, 2026
($ millions, except where indicated)	Lloydminster Upgrader and Lloydminster Refinery Total	Other (1)	Total Canadian Refining (2)
Revenues	1,327	80	1,407
Purchased Product	1,008	52	1,060
Gross Margin	319	28	347
Add (Deduct):
Inventory Holding (Gain) Loss	(47)	—	(47)
Adjusted Gross Margin	272	28	300

Total Processed Inputs (Mbbls/d)	124.5

Adjusted Refining Margin ($/bbl)	24.27
(1)Includes ethanol operations and crude-by-rail operations.
(2)Revenues and purchased product are found in Note 1 of the interim Consolidated Financial Statements.

	Three Months Ended March 31, 2025
($ millions, except where indicated)	Lloydminster Upgrader and Lloydminster Refinery Total	Other (1)	Total Canadian Refining (2)
Revenues	1,221	61	1,282
Purchased Product	1,037	39	1,076
Gross Margin	184	22	206
Add (Deduct):
Inventory Holding (Gain) Loss	3	—	3
Adjusted Gross Margin	187	22	209

Total Processed Inputs (Mbbls/d)	119.5

Adjusted Refining Margin ($/bbl)	17.33
(1)Includes ethanol operations and crude-by-rail operations.
(2)Revenues and purchased product are found in Note 1 of the interim Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	36

U.S. Refining

	Three Months Ended March 31,
($ millions, except where indicated)	2026	2025
Revenues (1)	4,220	6,423
Purchased Product (1)	3,318	6,006
Gross Margin	902	417
Add (Deduct):
Inventory Holding (Gain) Loss	(457)	23
Adjusted Gross Margin	445	440

Total Processed Inputs (Mbbls/d)	359.9	581.0

Adjusted Refining Margin ($/bbl)	13.74	8.41

Operable Capacity (Mbbls/d)	364.8	612.3

Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	88	81
Group 3 3-2-1 Crack Spread Weighting	12	19

Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	17.55	13.68
Group 3 3-2-1 Crack Spread (US$/bbl)	17.16	16.48
RINs (US$/bbl)	8.71	4.76
US$ per C$1 – Average	0.729	0.697

Weighted Average Crack Spread, Net of RINs ($/bbl)	12.06	13.58

Adjusted Market Capture (percent)	114	62
(1)Found in Note 1 of the interim Consolidated Financial Statements.
Netback Reconciliations and Realized Sales Price
Netback is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring operating performance. Our Netback calculation is substantially aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook. Netback is defined as gross sales less royalties, transportation and blending, and operating expenses. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold and exclude risk management activities. Condensate or butane (diluent) is blended with crude oil to transport it to market. Netback per barrel of oil equivalent contains a non-GAAP measure. Netbacks per barrel of oil equivalent reflect our margin on a per-barrel of oil equivalent basis. Per-unit measures are divided by sales volumes.
Netback calculations reflect our proportionate share of revenues and expenses for joint ventures that are accounted for using the equity method of accounting. Offshore and Asia Pacific Netbacks include HCML, and the Conventional Netback includes Duvernay, resulting in non-GAAP measures when line items are presented independently and containing non-GAAP measures when presented on a per-unit basis.
Realized Sales Price contains a non-GAAP measure. It includes our gross sales, purchased diluent costs and profit from optimization activities, such as cogeneration, third-party processing and trading.
The following tables provide a reconciliation of Netback to Operating Margin found in our interim Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	37

Oil Sands

	Basis of Netback Calculation
Three Months Ended March 31, 2026 ($ millions)	Foster Creek	Christina Lake	Sunrise	Lloydminster (1)	Total Oil Sands (2)
Gross Sales	1,756	2,440	434	864	5,494
Royalties	(333)	(519)	(11)	(71)	(934)
Revenues	1,423	1,921	423	793	4,560
Expenses
Purchased Product	—	—	—	—	—
Transportation and Blending	251	253	72	34	610
Operating	210	290	94	226	820
Netback	962	1,378	257	533	3,130
Realized (Gain) Loss on Risk Management					23
Operating Margin					3,107

	Basis of Netback Calculation	Adjustments
Three Months Ended March 31, 2026 ($ millions)	Total Oil Sands (2)	Condensate	Third-party Sourced	Other (3)	Total Oil Sands (4)
Gross Sales	5,494	2,629	547	114	8,784
Royalties	(934)	—	—	(6)	(940)
Revenues	4,560	2,629	547	108	7,844
Expenses
Purchased Product	—	—	547	70	617
Transportation and Blending	610	2,629	—	44	3,283
Operating	820	—	—	6	826
Netback	3,130	—	—	(12)	3,118
Realized (Gain) Loss on Risk Management	23	—	—	—	23
Operating Margin	3,107	—	—	(12)	3,095
(1)Includes Lloydminster thermal and Lloydminster conventional heavy oil assets.
(2)Includes bitumen and heavy oil.
(3)Other includes reclassification of costs primarily related to third-party cogeneration and transportation and blending.
(4)These amounts, excluding Netback, are found in Note 1 of the interim Consolidated Financial Statements.

	Basis of Netback Calculation
Three Months Ended March 31, 2025 ($ millions)	Foster Creek	Christina Lake	Sunrise	Lloydminster (1)	Total Oil Sands (2)
Gross Sales	1,717	1,619	389	910	4,635
Royalties	(342)	(398)	(20)	(99)	(859)
Revenues	1,375	1,221	369	811	3,776
Expenses
Purchased Product	—	—	—	—	—
Transportation and Blending	312	132	80	39	563
Operating	193	189	78	213	673
Netback	870	900	211	559	2,540
Realized (Gain) Loss on Risk Management					(8)
Operating Margin					2,548
(1)Includes Lloydminster thermal and Lloydminster conventional heavy oil assets.
(2)Includes bitumen and heavy oil.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	38

	Basis of Netback Calculation	Adjustments
Three Months Ended March 31, 2025 ($ millions)	Total Oil Sands (1)	Condensate	Third-party Sourced	Other (2)	Total Oil Sands (3)
Gross Sales	4,635	2,575	553	94	7,857
Royalties	(859)	—	—	(2)	(861)
Revenues	3,776	2,575	553	92	6,996
Expenses
Purchased Product	—	—	553	79	632
Transportation and Blending	563	2,575	—	13	3,151
Operating	673	—	—	4	677
Netback	2,540	—	—	(4)	2,536
Realized (Gain) Loss on Risk Management	(8)	—	—	—	(8)
Operating Margin	2,548	—	—	(4)	2,544
(1)Includes bitumen and heavy oil.
(2)Other includes construction, transportation and blending.
(3)These amounts, excluding Netback, are found in Note 1 of the interim Consolidated Financial Statements.
Conventional

	Basis of Netback Calculation	Adjustments
Three Months Ended March 31, 2026 ($ millions)	Conventional (1)	Third-party Sourced	Other (1) (2)	Conventional (3)
Gross Sales	374	623	40	1,037
Royalties	(19)	—	1	(18)
Revenues	355	623	41	1,019
Expenses
Purchased Product	—	623	—	623
Transportation and Blending	46	—	39	85
Operating	104	—	6	110
Netback	205	—	(4)	201
Realized (Gain) Loss on Risk Management	(10)	—	—	(10)
Operating Margin	215	—	(4)	211
(1)Includes revenues and expenses related to the Duvernay joint venture.
(2)Other includes reclassification of costs primarily related to third-party cogeneration, processing and transportation.
(3)These amounts, excluding Netback, are found in Note 1 of the interim Consolidated Financial Statements.

	Basis of Netback Calculation	Adjustments
Three Months Ended March 31, 2025 ($ millions)	Conventional (1)	Third-party Sourced	Other (1) (2)	Conventional (3)
Gross Sales	379	534	31	944
Royalties	(20)	—	—	(20)
Revenues	359	534	31	924
Expenses
Purchased Product	—	534	1	535
Transportation and Blending	61	—	29	90
Operating	122	—	5	127
Netback	176	—	(4)	172
Realized (Gain) Loss on Risk Management	(1)	—	—	(1)
Operating Margin	177	—	(4)	173
(1)Includes revenues and expenses related to the Duvernay joint venture.
(2)Other includes reclassification of costs primarily related to third-party cogeneration, processing and transportation.
(3)These amounts, excluding Netback, are found in Note 1 of the interim Consolidated Financial Statements.

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Offshore

	Basis of Netback Calculation					Adjustments
Three Months Ended March 31, 2026 ($ millions)	Atlantic	China	Indonesia (1)	Total Asia Pacific	Total Offshore	Equity Adjustment (1)	Other (2)	Total Offshore (3)
Gross Sales	243	297	82	379	622	(82)	9	549
Royalties	(2)	(23)	(20)	(43)	(45)	20	—	(25)
Revenues	241	274	62	336	577	(62)	9	524
Expenses
Purchased Product	—	—	—	—	—	—	4	4
Transportation and Blending	7	—	—	—	7	—	—	7
Operating	82	28	13	41	123	(11)	(1)	111
Netback	152	246	49	295	447	(51)	6	402
Realized (Gain) Loss on Risk Management					—	—	—	—
Operating Margin					447	(51)	6	402
(1)Revenues and expenses related to the HCML joint venture.
(2)Includes other activities not attributable to the production of crude oil and natural gas.
(3)These amounts, excluding Netback, are found in Note 1 of the interim Consolidated Financial Statement

	Basis of Netback Calculation					Adjustments
Three Months Ended March 31, 2025 ($ millions)	Atlantic	China	Indonesia (1)	Total Asia Pacific	Total Offshore	Equity Adjustment (1)	Other (2)	Total Offshore (3)
Gross Sales	146	305	89	394	540	(89)	—	451
Royalties	(2)	(23)	(27)	(50)	(52)	27	—	(25)
Revenues	144	282	62	344	488	(62)	—	426
Expenses
Purchased Product	—	—	—	—	—	—	—	—
Transportation and Blending	6	—	—	—	6	—	—	6
Operating	64	23	15	38	102	(13)	—	89
Netback	74	259	47	306	380	(49)	—	331
Realized (Gain) Loss on Risk Management					—	—	—	—
Operating Margin					380	(49)	—	331
(1)Revenues and expenses related to the HCML joint venture.
(2)Includes other activities not attributable to the production of crude oil and natural gas.
(3)These amounts, excluding Netback, are found in Note 1 of the interim Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2026 Management's Discussion and Analysis	40

Upstream Sales Volumes (1)
The following table provides the sales volumes used to calculate Netback:

	Three Months Ended March 31,
(MBOE/d)	2026	2025
Oil Sands (2)
Foster Creek	226.8	218.6
Christina Lake	348.7	239.6
Sunrise	58.9	49.5
Lloydminster	130.5	128.1
Total Oil Sands	764.9	635.8

Conventional (3)	120.5	123.9

Offshore
Atlantic	23.1	15.8
Asia Pacific
China	41.5	42.0
Indonesia (4)	15.6	15.2
Total Asia Pacific	57.1	57.2
Total Offshore	80.2	73.0
(1)Sales volumes exclude the impact of purchased condensate.
(2)Includes bitumen and heavy crude oil sales.
(3)Reported sales volumes reflect Cenovus’s 30 percent equity interest in the Duvernay joint venture.
(4)Reported sales volumes reflect Cenovus’s 40 percent equity interest in the HCML joint venture.
Other Specified Financial Measures
Per-Unit Operating Expenses
Per-unit operating expenses are specified financial measures used to evaluate the performance of our upstream and downstream operations. Our upstream per-unit operating expenses are defined as total operating expenses divided by sales volumes and are part of our Netback calculation, which can be found above.
We define Canadian Refining per-unit operating expenses as total operating expenses from the Upgrader, the Lloydminster Refinery and the commercial fuels business, divided by total processed inputs. We define U.S. Refining per-unit operating expenses as operating expenses divided by total processed inputs.
Per-Unit Transportation Expenses
Per-unit transportation expenses are specified financial measures used to measure transportation expenses on a per-unit basis in our upstream segments. We define per-unit transportation expenses as the total transportation expenses divided by sales volumes. Our upstream per-unit transportation expenses are part of the transportation and blending line in our Netback calculation, which can be found above.

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